C. Thomas Hopkins T: +1 310 883 6417 thopkins@cooley.com

VIA EDGAR

May 9, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attn:	Ms. Melissa Walsh

Mr. Stephen Krikorian

Ms. Aliya Ishmukhamedova

Mr. Matthew Derby

Re:	Life360, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2023

Form 8-K filed February 29, 2024

File No. 000-56424

Ladies and Gentlemen:

On behalf of our client, Life360, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated May 7, 2024 (the “Comment Letter”) in relation to the above-captioned Form 10-K for the fiscal year ended December 31, 2023, as filed with the Commission on February 29, 2024 (the “Form 10-K”) and Form 8-K as filed with the Commission on February 29, 2024.

Set forth below are the Company’s responses to the Comment Letter. For the convenience of the Staff, the Staff’s comments are repeated below in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of the Company’s Quarterly Report on Form 10-Q, as filed with the Commission on May 9, 2024 (the “Q1 Form 10-Q”). Capitalized terms used but not defined herein are used herein as defined in the Q1 Form 10-Q or the Company’s media release related to its results for the first quarter of 2024, dated May 9, 2024 (the “Q1 Media Release”), as applicable.

Form 10-K for the Fiscal Year Ended December 31, 2023

Risk Factors

Distribution and marketing of, and access to, our products and services depends...., page 17

1.

In future filings, consider revising to disclose the material terms of your agreements with each of your two major Channel Partners that accounted for 69% of your total revenue in 2023, including the identity, term, and any termination provisions. In addition, file the agreements with these partners as exhibits or tell us why they are not required to be filed. Finally, to the extent material, disclose the total number of Channel partners for each period presented.

May 9, 2024

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that beginning with the Company’s Q1 Form 10-Q, it has included disclosure on page 9 of the Q1 Form 10-Q of the identity of its two major Channel Partners, Apple and Google. The Company further advises the Staff that it has a limited number of additional smaller Channel Partners, the total number of which may fluctuate from time to time, and the Company does not believe the number of additional smaller Channel Partners the Company may have in each period presented will be material to investors in understanding the Company’s ability to reach its members.

The Company respectfully advises the Staff that it does not believe its arrangements with these Channel Partners constitute material agreements that are required to be filed. The Company has not entered into unique agreements with these Channel Partners, but rather is subject to the standard policies and terms of service of these third-party platforms, which generally govern the promotion, distribution, content, and operation of applications on such platforms. These terms and conditions apply to any developer publishing applications on these platforms and do not include a term or any termination provisions. As such, the Company is subject to the same standard policies and terms and conditions that apply to almost all application developers on these platforms and does not believe the Company’s particular agreements would be meaningful to investors in understanding the Company’s business. In connection with the preparation of its periodic reports, the Company reviews its disclosures to ensure that it identifies and adequately discusses the material factors that affect its business and operations. For example, in the “Risk Factors” section in Part I, Item 1A of the Company’s Form 10-K, and Part II, Item 1A of the Q1 Form 10-Q, the Company has included under the header, “Distribution and marketing of, and access to, our products and services depends, in significant part, on third-party publishers and platforms. If these third parties change their policies in such a way that restricts our business, increases our expenses or limits, prohibits or otherwise interferes with or changes the terms of the distribution, use or marketing of our products and services in any material way or affects our ability to collect revenue, our business, financial condition and results of operations may be adversely affected.” information with respect to the Company’s arrangements with these Channel Partners and the most significant risks it faces in connection therewith. Accordingly, the Company believes that these arrangements do not constitute material agreements that are required to be filed and that the material information regarding these relationships is adequately described throughout the Company’s filings with the Commission.

Notes to Consolidated Financial Statements

Note 3. Segment and Geographic Revenue, page 94

2.	In your disclosure of revenue by geography, please revise future filings to disclose revenue attributed to your country of domicile. Refer to ASC 280-10-50-1(a).

Response: In response to the Staff’s comment, beginning with the Q1 Form 10-Q, the Company has revised the disclosure on page 10 of the Q1 Form 10-Q.

Security Ownership of Certain Beneficial Owners and Management, page 121

3.

In future filings, revise to provide the natural person(s) who have voting and dispositive control over the shares owned by Paradice Investment Management Pty Ltd and Regal Funds Management Pty Limited, or tell us why it is not required.

Response: The Company acknowledges the Staff’s comment, and to the extent applicable, will revise the disclosure in future filings beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, to provide the natural persons who have voting and dispositive control over the shares owned by Paradice Investment Management Pty Ltd and Regal Funds Management Pty Limited.

May 9, 2024

Form 8-K filed February 29, 2024

Exhibit 99.1, Media release of the Registrant dated February 29, 2024 (U.S. Time)

4.	We note your presentation of non-GAAP financial measures under the subheading of Key Financial Metrics. Please address the following:

a.	Please refrain from referring to these non-GAAP measures as “Key Financial Metrics.” Refer to Question 100.05 of Non-GAAP Financial Measures Compliance & Disclosure Interpretations;

Response: In response to the Staff’s comment, beginning with the Company’s Q1 Media Release, the Company has revised its disclosure to delete any reference to “Key Financial Metrics” when referring to non-GAAP measures.

b.

Please revise to include the directly comparable GAAP financial measure with greater or equal prominence for each non-GAAP measure presented in the table. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of Non- GAAP Financial Measures Compliance & Disclosure Interpretations;

Response: In response to the Staff’s comment, beginning with the Q1 Media Release, the Company has revised its disclosure to remove the table under the subheading of “Key Financial Metrics”.

c.	Include an explanation of the usefulness of each of these non-GAAP financial measures. Refer to Item 10(e)(1)(i)(C) of Regulation S-K;

Response: In response to the Staff’s comment, beginning with the Q1 Media Release, the Company has revised its disclosure to include an explanation of the usefulness of each non-GAAP financial measure.

d.

Ensure you include a reconciliation from the GAAP financial measure to the non-GAAP financial measure for each of the non-GAAP financial measures presented, including non-GAAP U.S. subscription revenue, non-GAAP international subscription revenue, non-GAAP user acquisition and TV costs, non-GAAP other Sales and Marketing, and non-GAAP commissions, as well as a GAAP to non-GAAP reconciliation of each of the non-GAAP revenue measures presented for the year ended December 31, 2023. Refer to Item 10(e)(1)(i)(B) of Regulation S-K; and

Response: In response to the Staff’s comment, beginning with the Q1 Media Release, the Company has revised its disclosure to include a reconciliation from the GAAP financial measure to the non-GAAP financial measure for each of the non-GAAP financial measures presented.

e.

Explain what consideration you gave to whether the non-GAAP hardware bundling adjustments have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP, which would be considered individually tailored and may cause the presentation of the non-GAAP measures to be misleading. Refer to Question 100.04 of Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

May 9, 2024

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes it is in compliance with Question 100.04 of the Compliance & Disclosure Interpretations related to Non-GAAP Financial Measures and does not believe it has utilized an individually tailored accounting principle. Additionally, the Company’s non-GAAP hardware bundling adjustments are not intended to change recognition and measurement principles required to be applied in accordance with GAAP, but rather to provide additional detail on the components of GAAP revenue and underlying drivers of the business.

The Company introduced bundled Life360 subscription and hardware offerings in the second quarter of 2023. Under GAAP, revenue associated with members in Paying Circles who sign up for bundled subscriptions is required to be allocated between subscription and hardware revenue based on the relative stand-alone selling price (“SSP”) of the separate performance obligations. Revenue allocated to ongoing subscription service is deferred and recognized over a period of time and amounts allocated to hardware are recognized at a point in time. As a result, the recurring subscription revenue attributed to Life360 paying subscribers is reduced for the portion of the offering at signup related to hardware, driving economic misalignment between the recognized subscription revenue and potential future recurring revenue associated with each paying subscriber. The Company believes that investors are focused on analyzing subscription revenue trends across periods, rather than assessing the single-period impacts of revenue allocated to hardware when new subscribers purchase a bundled subscription. Accordingly, in order to allow investors to more meaningfully compare the Company’s revenues originating from paying subscribers across periods, the Company presents non-GAAP subscription revenue, which reverses the impact of allocated hardware revenue due to bundled offerings, in addition to the bundled GAAP subscription revenue. The Company believes these metrics, and their related components, are useful for investors to more easily understand the dynamics associated with bundling and subscription growth and that the Company’s non-GAAP hardware bundling adjustments allow investors to analyze how the Company’s primary subscription business, which is comprised predominantly of monthly subscriptions, has performed over time on a comparable basis to periods before the Company introduced its bundled offerings and between periods where bundled offerings may vary. As a result, investors are able to gain additional insights into the underlying trends in the Company’s business, as compared to its historical practice. Specifically, the underlying key performance indicators derived from non-GAAP revenue, including Average Revenue per Paying Circle (ARPPC) and Average Revenue per Paying Subscription (ARPPS), are useful measures for investors to determine the Company’s effectiveness at monetizing Paying Circles through tiered product offerings and to measure annualized total subscription revenue recognized and derived from Life360, Tile and Jiobit subscriptions on a per subscriber basis, that if calculated on a GAAP basis would introduce variability within these measures and not reflect the underlying trends for assessing the subscription business. In addition, the use of these adjustments provides investors with an understanding of how management evaluates the performance of the Company’s business, including member growth and pricing considering long-term goals and related assumptions. Importantly, the Company’s management team uses these adjusted measures internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting. The Company has provided a reconciliation of these non-GAAP metrics to the comparable GAAP metrics to allow investors and analysts to bridge between GAAP and Non-GAAP.

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May 9, 2024

Page Five

If you have any questions regarding the response letter, please contact the undersigned by phone at (310) 883 6417 or via e-mail at thopkins@cooley.com.

Very truly yours,

/s/ C. Thomas Hopkins

C. Thomas Hopkins

cc:	Chris Hulls, Chief Executive Officer, Life360, Inc.

Russell Burke, Chief Financial Officer, Life360, Inc.

Susan Stick, General Counsel and Corporate Secretary, Life360, Inc.

Natalie Y. Karam, Cooley LLP

Siana Lowrey, Cooley LLP

Dave Peinsipp, Cooley LLP